Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JUNE 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual General Shareholders’ Meeting of Natuzzi S.p.A.

  Approved 2019 Financial Statements
  Increased Number of Members of the Board of Directors from Seven to Nine
  Marco Caneva, Alessandro Musella and Pasquale Junior Natuzzi Appointed as Directors

NATUZZI FILED ITS ANNUAL REPORT ON FORM 20-F WITH THE SEC

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--June 15, 2020--Natuzzi S.p.A. (NYSE: NTZ1) (“Natuzzi” or the “Company”) announced today that it held its annual general shareholders’ meeting on June 12, 2020 (the “Annual General Meeting”), in accordance with Decree n. 18 of March 17, 2020 extending, due to circumstances related to the novel coronavirus (“COVID-19”) outbreak, the deadline for the Company to hold a shareholders’ meeting to approve its financial statements from 120 days to 180 days after the end of the applicable financial year.

At the Annual General Meeting, the shareholders approved the Company’s stand-alone financial statements for the fiscal year ended December 31, 2019 and acknowledged the approval of the 2019 consolidated financial statements of the Natuzzi Group by the Company’s Board of Directors at a meeting held on May 22, 2020.

The shareholders also appointed Mr. Marco Caneva as a non-executive member of the Board of Directors, replacing Mr. Ernesto Greco who had resigned from office. The Company would like to thank Mr. Greco for his contribution during his office.

Finally, the shareholders approved an increase in the number of the members of the Board of Directors from seven to nine and appointed Mr. Alessandro Musella as a non-executive director and Mr. Pasquale Junior Natuzzi as a director. The term of office of the three directors appointed at the shareholders’ meeting of June 12, 2020 will expire simultaneously with the term of office of the other members of the Board of Directors.

The Company also announced that it filed today its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”). As previously reported by the Company in its Form 6-K filed with the SEC on March 30, 2020 and as reported in the Annual Report, the Company relied on the relief provided by SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder dated March 4, 2020 (Release No. 34-88318) (as modified on March 25, 2020 by Release No. 34-88465), extending the Annual Report filing deadline to 45 days after April 30, 2020. The Annual Report is available on the Company’s website within the Investor Relations page (http://natuzzigroup.com/en-EN/ir/investors.html) under the “SEC Filings” section. The Company’s shareholders can request a hard copy of the Annual Report, which includes the audited consolidated financial statements for the fiscal year ended December 31, 2019, free of charge by contacting the Company at investor_relations@natuzzi.com.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

1 The Company is noncompliant with quantitative/qualitative continued NYSE listing standards (see https://www.nyse.com/quote/XNYS:NTZ). For further information, please see the press release issued by the Company on April 25, 2020.

Contacts

NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	JUNE 15, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi